UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2003

Zebra Technologies Corporation Profit Sharing and Savings Plan

(Full title of the Plan)

Zebra Technologies Corporation
(Exact name of issuer of securities pursuant to the Plan)

Delaware	36-2675536
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 Corporate Woods Parkway, Vernon Hills, IL	60061
(Address of principal executive offices)	(Zip Code)

(847) 634-6700

(Registrant’s telephone number, including area code)

Report of Independent Registered Public Accounting Firm

The Plan’s Trustees
Zebra Technologies Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
May 31, 2004

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value:
Mutual funds	$51,748,455	$36,737,973
Zebra stock fund	4,468,802	2,316,408
Loans to participants	1,835,036	1,573,220
Total investments	58,052,293	40,627,601
Receivables:
Employer contributions	1,604,383	1,202,076
Participant contributions	67,796	54,430
Total receivables	1,672,179	1,256,506
Cash and cash equivalents	300	2
Net assets available for benefits	$59,724,772	$41,884,109

See accompanying notes to the financial statements

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Additions to net assets attributed to:
Contributions:
Participant	$4,983,564	$4,493,411
Employer matching	1,534,830	1,462,130
Employer profit sharing	1,583,046	1,183,914
	8,101,440	7,139,455
Earnings (losses):
Interest income	90,351	103,134
Dividend income	814,941	708,409
Net appreciation (depreciation) in the fair value of investments	11,170,258	(6,410,619)
	12,075,550	(5,599,076)
Other:
Transfer from other plans	364,627	753,952
Total additions	20,541,617	2,294,331

Deductions:
Deductions from net assets attributed to:
Benefit payments	2,700,954	2,849,610
Net increase (decrease)	17,840,663	(555,279)

Net assets available for benefits:
Beginning of year	41,884,109	42,439,388
End of year	$59,724,772	$41,884,109

See accompanying notes to the financial statements

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

December 31, 2003 and 2002

(1)                     Description of Plan

The following description of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Zebra Technologies Corporation (the Company) subject to certain service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective March 1, 2001, the Company changed the plan trustee and recordkeeper from Wilmington Trust and AMG, respectively, to T. Rowe Price.

Contributions

Each year, participants may contribute 1% to 15% of eligible compensation on a pretax basis within certain specified limitations. In addition to the Company match of 50% of the participants first 6% of eligible compensation, the Plan permits discretionary profit sharing contributions by the Company which were made by the Company in both 2003 and 2002 as reported in the statements of changes in net assets available for benefits. Employer profit sharing contributions are allocated to participants based upon participant’s earnings.

The Plan currently offers 14 mutual funds and Zebra Technologies Corporation common stock as investment options for participants. During 2002, the Plan was amended to permit eligible employees to make additional elective deferrals to the Plan known as “catch-up” contributions, as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001. Such contributions are excluded from the Company’s matching contribution.

Number of Participants

During 2003, a total of 1,749 employees were eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching and discretionary profit sharing contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions, and earnings thereon, vest immediately. Employer matching and discretionary profit sharing contributions, and earnings thereon, vest ratably over five years based on the participant’s years of service, as follows:

Percent vested
Less than one year	—%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

Payment of Benefits

Benefits are recorded when paid. Payments of benefits are in the form of lump sum distributions.

Hardship/Withdrawals

Participants may withdraw funds from their savings contribution account after meeting certain criteria as defined in the Plan. The minimum hardship distribution is $1,000.

Loans to Participants

Loans are available to plan participants at the prime interest rate (as published by American National Bank of Chicago), under circumstances as described in the Plan. Loans to plan participants are secured by their vested balance and may not exceed the lesser of 50% of their vested balance or $50,000. Participant loans are repaid through payroll deductions and bear interest at rates ranging from 3.81% to 10.50%.

Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(2)                     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments is determined on an average cost basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts in changes in net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)                     Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service, dated September 11, 2002, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (IRC) and therefore, the related trust is exempt from tax under Section 501(a) of the IRC.

The Plan has been amended and restated since receiving the determination letter. However, the Plan’s trustee and administrator believe that the Plan, as designed, is currently being operated in compliance with the applicable requirements of the IRC.

(4)                     Administrative Expenses

Amounts forfeited by participants are used to offset administrative expenses of the Plan. To the extent administrative expenses exceed forfeitures such expenses are paid by the Company. The Company paid expenses in the amount of $5,000 for each of the years ended December 31, 2003 and 2002. It is not the intention of the Company to obtain reimbursements from the Plan for these payments.

(5)                     Investments

The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002, respectively:

	2003		2002
Pimco Total Return Admin	$5,770,578		$5,763,850
T. Rowe Price Equity Index Trust	4,176,793		2,706,418
T. Rowe Price Personal Strategy - Balanced		*	2,134,250
TCW Galileo Select Equities	7,150,059		4,054,084
T. Rowe Price Prime Reserve Fund	7,284,323		6,655,807
Royce Opportunity Fund	5,191,360		2,688,641
T. Rowe Price Dividend Growth Fund	11,442,298		8,496,345
Zebra Stock Fund	4,468,802		2,316,408

* Asset does not exceed 5% of Plan’s assets at December 31, 2003

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$9,524,441	$(6,504,171)
Common stock of Zebra Technologies Corporation	1,645,817	93,552
	$11,170,258	$(6,410,619)

(6)                     Transactions with Related Parties

The Zebra Stock Fund at December 31, 2003 and 2002 included 67,332 shares and 40,426 shares, respectively, of common stock of the Company with fair values of $4,468,802 and $2,316,408, respectively.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at end of year)

December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor, similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value

	Fidelity Magellan Fund	Mutual fund, 9,951 shares	$972,586
	Pimco Total Return Admin	Mutual fund, 538,803 shares	5,770,578
	Tradelink Investments	Mutual fund, 107,965 shares	107,965
*	T. Rowe Price Equity Index Trust	Mutual fund, 135,303 shares	4,176,793
*	T. Rowe Price Personal Strategy - Income	Mutual fund, 47,993 shares	665,670
*	T. Rowe Price Personal Strategy - Balanced	Mutual fund, 180,133 shares	2,975,790
*	T. Rowe Price Personal Strategy - Growth	Mutual fund, 97,094 shares	1,874,880
	TCW Galileo Select Equities	Mutual fund, 418,867 shares	7,150,059
	RS Diversified Growth Fund	Mutual fund, 59,365 shares	1,327,396
*	T. Rowe Price International Stock Fund	Mutual fund 187,429 shares	2,153,563
*	T. Rowe Price International Discovery	Mutual fund 24,818 shares	655,194
*	T. Rowe Price Prime Reserve Fund	Mutual fund 7,284,323 shares	7,284,323
	Royce Opportunity Fund	Mutual fund, 430,818 shares	5,191,360
*	T. Rowe Price Dividend Growth Fund	Mutual fund, 552,234 shares	11,442,298
*	Zebra Stock Fund	Common stock of Zebra Technologies Corporation, 67,332 shares	4,468,802
*	Plan Participants	Participant loans, interest ranging from 3.81% - 10.5%, maturing January 2004 through March 2019	1,835,036
			$58,052,293

* Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Zebra Technologies Corporation
Profit Sharing and Savings Plan

June 28, 2004	By:	/s/ Edward Kaplan

Edward Kaplan
Plan Trustee